LEGAL & COMPLIANCE, LLC

LAURA ANTHONY, ESQUIRE
STUART REED, ESQUIRE                                 WWW.LEGALANDCOMPLIANCE.COM

                                                 DIRECT E-MAIL:
                                                 LANTHONY@LEGALANDCOMPLIANCE.COM


                                January 11, 2007

VIA ELECTRONIC FILING ON EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549

Attn:  Tia Jenkins, Senior Assistant Chief Accountant

RE:      CAPITAL SOLUTIONS I, INC.
         FORM 10-KSB/A FOR FISCAL YEAR ENDED MAY 31, 2006
         FILED SEPTEMBER 21, 2006
         FILE NO. 000-09879


Dear Ms. Jenkins:

We have electronically filed herewith on behalf of Capital Solutions I, Inc. (the "Registrant") Amendment No. 2 to the above-referenced Form 10-KSB for the fiscal year end May 31, 2006. In addition, we have included a narrative response herein. We trust you shall deem Amendment No. 2 and the contents of this transmittal letter responsive to your comment letter dated November 29, 2006.

Our responses below are numbered in accordance with Ms. Anderson's numbered comments:

1. The Company agrees that $80,116 relating to the forgiveness of debt by a related party should be recorded as a capital transaction, rather than other income in accordance with footnote 1 to paragraph 20 of APB Opinion No. 26. Accordingly the financial statements, footnotes and MD&A have been revised.

2. The Company has included the disclosures required by paragraph 26 of SFAS 154 and has discussed with its auditor to ensure that the audit report refers to the restatement and that the report is appropriately re-dated. Specifically, the Company has disclosed-

              a.  That the financial statements are restated,
              b.  The nature of the error,
              c.  The effects on each financial statement line item,
              d.  The effect on per-share amounts, and
              e. The cumulative effect on additional paid-in capital and the accumulated (deficit).

3. The Company has evaluated the effect of restatement under Item 4.02 of Form 8-K and has filed the required disclosures. Specifically, the Company has disclosed-

              a. The date that the board of directors concluded the financial statements could not be relied upon is January 8, 2007,


         330 CLEMATIS STREET, #217 o WEST PALM BEACH, FLORIDA o 33401
                     PHONE: 561-514-0936 o FAX 561-514-0832
                   OFFICES IN WEST PALM BEACH AND MIAMI BEACH

Securities and Exchange Commission
Division of Corporation Finance
January 11, 2007
Page 2

              b. Form 10-KSB for the fiscal year ended May 31, 2006 is affected and thus is required to be restated. No prior annual or interim periods are affected.
              c. The facts underlying the conclusion are described in the restated filing and these facts have been discussed with the registrant's independent accountant.



Legal & Compliance, LLC


By: /s/ Laura Anthony, Esq.
   ---------------------------
    Laura Anthony, Esq.


CAPITAL SOLUTIONS I, INC.

/s/ CHRISTOPHER ASTROM
-------------------------
By:  Christopher Astrom
CHIEF EXECUTIVE OFFICER
CHIEF FINANCIAL OFFICER
DIRECTOR


/s/ RICHARD ASTROM
-------------------------
By:  Richard Astrom
Director



















         330 CLEMATIS STREET, #217 o WEST PALM BEACH, FLORIDA o 33401
                     PHONE: 561-514-0936 o FAX 561-514-0832
                   OFFICES IN WEST PALM BEACH AND MIAMI BEACH